

January 10, 2012

Via E-mail
Amy Doberman, Esq.
General Counsel
ProShares Trust II
c/o ProShares Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

> **Re:** **ProShares Trust II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 20, 2011**
> **File No. 333-176878**

Dear Ms. Doberman:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus for ProShares Ultra DJ-UBS Commodity et al.

Cover Page

1.   Please include the initial price per share that will be paid by the initial Authorized Purchaser.

Investment Objectives and Principal Investment Strategies, page 24

2.   We have reviewed your response to comment 8 from our letter dated October 17, 2011. Please revise the prospectus to include the information set forth in the table included in your response.

3.   We note that some of the Funds expect to invest primarily in swaps or forwards with concentrated counterparties. For example we note that as of September 30, 2011, Ultra DJ-UBS Commodity had swap positions with Goldman Sachs International and

UBS AG. Please tell us what consideration you have given to providing disclosure on the current financial position of these or other such counterparties to your swaps and forwards.

Charges, page 41

4.   We have reviewed your response to comment 10 from our letter dated October 17, 2011. Please include a footnote to the Breakeven Table reflecting how you have calculated estimated rebalancing costs.

Material U.S. Federal Income Tax Considerations, page 52

5.   We have reviewed your response to comment 11 from our letter dated October 17, 2011. Please revise the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Prospectus for ProShares Ultra VIX Short-Term Futures ETF et al.

6.   Please conform the VIX Funds prospectus to all comments above related to the prospectus for ProShares Ultra DJ-UBS Commodity et al.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding these comments or on any related matters.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Kenneth C. Fang, Esq.